

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 13, 2006

Via U.S. Mail and Fax (914) 948-5999
Gandolfo Verra
Chief Financial Officer
Cordia Corporation
445 Hamilton Avenue
Suite 408
White Plains, NY 10601

> **RE:** **Cordia Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
>
> **Form 10-Q for the quarters ended March 31 and June 30, 2006**
> **File No. 0-51202**

Dear Mr. Verra:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director